Exhibit 99.2

The board of directors’ proposal regarding authorization for the board of directors to resolve on new issue of shares and/or warrants and/or convertible bonds

The board of directors of Oatly Group AB (publ) (“Oatly”) proposes that the extraordinary general meeting on 6 March 2023 resolves to revoke the previously given authorization and to authorize the board of directors, on one or more occasions during the period until the next annual general meeting, to resolve on new issue of shares and/or warrants and/or convertible bonds, corresponding to, in total, an amount of maximum USD 300,000,000 at the time of the issuances. The new issue of shares and/or warrants and/or convertible bonds may be performed with or without deviation from the shareholders’ preferential rights. The board of directors’ resolution may provide for payment in kind, payment against set-off and/or other terms.

The purpose of the authorization is to increase Oatly’s financial flexibility. If the board of directors resolves on an issue with deviation from the shareholders’ preferential rights, the reason shall be to provide the company with new capital and/or investors of strategic importance for the company in a time efficient manner. When deviating from the shareholders’ preferential rights, the basis for the subscription price shall be on market terms.

Authorization

The board of directors proposes that the CEO, or a person appointed by the CEO, be authorized to make such minor amendments to the proposal as may be required in connection with the registration with the Swedish Companies Registration Office.

Majority requirements

The resolution by the extraordinary general meeting requires the support of shareholders representing at least two thirds of the votes cast and shares represented at the extraordinary general meeting.

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Malmö, January 2023

Oatly Group AB (publ)

Board of directors